
August 11, 2025

Dr. Steve N. Slilaty
Chief Executive Officer and Director
Sunshine Biopharma Inc.
333 Las Olas Way, CU4 Suite 433
Fort Lauderdale, FL 33301

> **Re: Sunshine Biopharma Inc.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2025**
> **File No. 333-289230**

Dear Dr. Steve N. Slilaty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Cahlon, Esq.